Exhibit 1

PERION REPORTS FOURTH QUARTER AND FULL YEAR 2015 RESULTS
2015 NON-GAAP REVENUE $218.7 MILLION, ADJUSTED EBITDA $53.1 MILLION

Tel Aviv & New York – March 15, 2016 – Perion Network Ltd. (NASDAQ: PERI), announced today its financial results for the fourth quarter and year ended December 31, 2015.

Fourth Quarter and Full Year 2015 Financial Highlights

•	Non-GAAP Revenues for the fourth quarter and full year 2015 were $65.3 million and $218.7 million, respectively
•	GAAP Revenues for the fourth quarter and full year 2015 were $67.6 million and $221.0 million, respectively
•	Adjusted EBITDA for the fourth quarter and full year 2015 was $10.4 million and $53.1 million, respectively
•	Non-GAAP Net Income for the fourth quarter and full year 2015 was $7.4 million and $38.0 million, respectively
•	Non-GAAP diluted Earnings Per Share for the fourth quarter and full year 2015 was $0.10 and $0.50, respectively
•	GAAP Net Loss for the fourth quarter and full year 2015 was $16.8 million and $68.7 million, respectively
•	As of December 31, 2015, cash and deposits totaled $60.0 million

*Reconciliation of GAAP to Non-GAAP measures can be found on the last table.

Josef Mandelbaum, Perion’s CEO commented, “I am proud to say that our year-end financial results capped a very strong year for the company. We surpassed our financial goals and made significant progress in executing on our strategy. We were at the high end of our revenue and EBITDA guidance and exceeded non-GAAP Net Income guidance both for the quarter and the year.”

“As we look ahead, we are both confident in, and excited about, our future. Search revenues have stabilized, and we expect that trend to continue through 2016. We have also significantly strengthened the company by diversifying our revenue with the acquisitions of Undertone and MakeMeReach, which will represent close to 50% of total revenue in 2016, solidly positioning us in growth categories like mobile, social and video. Our strong partnerships with Facebook, Twitter, Microsoft, Google, all the major advertising agencies and over 1,000 brands worldwide, will fuel our momentum into 2016.”

Financial Comparison for the Fourth Quarter of 2015:

Non-GAAP Revenues: In the fourth quarter of 2015, revenues were $65.3 million, as compared to $78.7 million in the fourth quarter of 2014. This decrease is primarily a result of our decision to significantly reduce Customer Acquisition Costs (“CAC”) since the third quarter of 2014 to focus on premium publishers, partially offset by a revenue increase from the one month of Undertone activity since its acquisition on November 30, 2015.

Non-GAAP Costs and Expenses: Excluding CAC and media buy, costs and expenses in the fourth quarter of 2015 were $27.3 million, or 42% of revenues, compared to $25.3 million, or 32% of revenues, in the fourth quarter of 2014. The increase was primarily due to the addition of the Undertone activity, since its acquisition on November 30, 2015.

Non-GAAP Costs and expenses in the fourth quarter of 2015 excluded primarily non-cash expenses; $20.6 million of impairment of goodwill, acquired intangible assets and capitalized software, $2.0 million of share based compensation expenses and $4.5 million amortization of acquired intangible assets, as well as $4.6 million of acquisition related expenses, all of which were included in the GAAP numbers. In the fourth quarter of 2014, non-GAAP costs and expenses primarily excluded $19.9 million impairment of intangible assets, $5.0 million amortization of acquired intangible assets, $2.2 million of share based compensation expenses and $4.0 million restructuring costs.

Adjusted EBITDA: In the fourth quarter of 2015, adjusted EBITDA was $10.4 million, or 16% of non-GAAP revenues, compared to $25.2 million, or 32% of revenues, in the fourth quarter of 2014. The nominal decrease was primarily a result of the aforementioned decrease in search revenues.

Non-GAAP Net Income: The decrease in revenues caused non-GAAP net income to decline from $20.0 million, or 26% of revenues, in the fourth quarter of 2014 to $7.4 million, or 11% of revenues, in the fourth quarter of 2015.

GAAP Net Loss: In the fourth quarter of 2015, the GAAP net loss was $16.8 million, compared to a net loss of $7.9 million in the fourth quarter of 2014. The increase in the GAAP net loss was attributable to the non-cash impairment mentioned above.

Financial Comparison for the Year Ended December 31, 2015:

Non-GAAP Revenues: In 2015, revenues were $218.7 million as compared to $394.2 million in 2014. This decrease is primarily a result of our decision to significantly reduce the CAC, which went down from $174.6 million in 2014 to $91.2 million in 2015, and focus on premium publishers.

Non-GAAP Costs and Expenses: Excluding CAC and media buy costs, costs and expenses in 2015 were $79.7 million, or 36% of revenues, compared to $96.0 million, or 25% of revenues in 2014. The nominal decrease was a result of a strategic reduction in costs instituted in order to adapt the company’s cost structure to the lower level of revenues. This decrease was partially offset by costs associated with Undertone, as we consolidated its activity since November 30, 2015.

Non-GAAP costs and expenses in 2015 excluded primarily non-cash expenses; $98.9 million impairment of goodwill, acquired intangible assets and capitalized software, $7.4 million of share based compensation expenses, $8.9 million amortization of acquired intangible assets, $5.8 million of acquisition related expenses, and a gain from the reversal of acquisition related contingent consideration of $6.6 million, all of which were included in the GAAP numbers. In 2014, non-GAAP costs and expenses excluded $19.9 impairment charges, $18.7 million amortization of acquired intangible assets, $14.9 million of share based compensation expenses and $5.2 million of acquisition related expenses.

Adjusted EBITDA: In 2015, adjusted EBITDA was $53.1 million, or 24% of revenues, compared to $126.3 million, or 32% of revenues in 2014. This decrease was primarily due to the aforementioned $175.5 million decrease in revenues, partially offset by the $85.6 million decrease in CAC and the $16.3 million decrease in other costs.

Non-GAAP Net Income: In 2015, non-GAAP net income was $38.0 million, or 17% of revenues, compared to $101.6 million, or 26% of revenues, in 2014.

GAAP Net Loss: On a GAAP basis, in 2015 we had a net loss of $68.7 million, compared to net income of $42.8 million in 2014. The net loss in 2015 is due to a non-cash $98.9 million impairment of goodwill, acquired intangible assets and capitalized software.

Cash and Cash Flow from Operations: As of December 31, 2015, cash, cash equivalents and short-term deposits, were $60.0 million and cash flow provided by operations in 2015 was $17.6 million.

Perion currently satisfies all of the financial covenants associated with its convertible bonds and long-term debts.

Financial Outlook for the First Quarter of 2016:

Management today announced its financial non-GAAP outlook for the first quarter of 2016. Revenue is expected to be in the range of $69 - $71 million and Adjusted EBITDA is expected to be in the range of $2 - $3 million. Our outlook for the first quarter reflects the seasonality of the advertising industry, which historically is its weakest quarter. Looking at the entire year, we expect in excess of 50% year over year revenue growth, with EBITDA margins between 10 - 12%.

Conference Call:

Perion will host a conference call to discuss the results today, March 15, 2016, at 10 a.m. ET. Details are as follows:

•	Conference ID: 6867614

•	Dial-in number from within the United States: 1-888-504-7963

•	Dial-in number from Israel: 1-809-245-906

•	Dial-in number (other international): 1-719-325-2448

•	Playback available until March 22, 2016 by calling 1-877-870-5176 (United States) or 1-858-384-5517 (international). Please use PIN code 6867614 for the replay

•	Link to the live webcast accessible at http://www.perion.com/ir-events/

About Perion Network Ltd.

Perion is a global technology company that delivers high-quality advertising solutions to brands and publishers. Perion is committed to providing outstanding execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform. More information about Perion may be found at www.perion.com, and follow Perion on Twitter @perionnetwork.

Non-GAAP Measures

Non-GAAP financial measures, including adjusted EBITDA, consist of GAAP financial measures adjusted to exclude acquisition related expenses, settlement of legal claim, share-based compensation expenses, restructuring costs, accretion of payment obligation related to acquisition, gain from the reversal of acquisition related contingent consideration, impairment of goodwill, intangible assets and capitalized  software, amortization of acquired intangible assets and the related tax effects, non-recurring tax expenses, as well as certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition. Following the acquisition of Undertone, non-GAAP revenues were adjusted to reflect how management analyzes revenues from the sale of standard ad formats, net of associated media buy costs. Additionally, in September 2014, the Company issued convertible bonds denominated in New Israeli Shekels and at the same time entered into a derivative arrangement (SWAP) that economically exchanges the convertible bonds as if they were denominated in US dollars, when the bond was issued. The Company excludes from its GAAP financial measures the fair value revaluations of both, the convertible bonds and the related derivative instrument, and by doing so, the non-GAAP measures reflect the Company’s results as if the convertible bonds were originally issued and denominated in US dollars, which is the Company’s functional currency.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. A reconciliation between results on a GAAP and non-GAAP basis is provided in the last table of this press release.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 16, 2015. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Stephanie Mazer
+972 (73) 398-1000
investors@perion.com

Source: Perion Network Ltd.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS: UNAUDITED
In thousands (except share and per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2014	2015	2014	2015
Revenues:
Search	$68,101	$43,067	$330,757	$172,277
Advertising and other	9,987	24,540	57,974	48,673
Total Revenues	78,088	67,607	388,731	220,950

Costs and Expenses:
Cost of revenues	7,327	7,909	27,817	16,195
Customer acquisition and media buy costs	29,027	30,768	174,575	91,217
Research and development	9,297	6,843	44,129	26,377
Selling and marketing	7,262	10,435	25,388	28,270
General and administrative	9,413	13,837	37,605	31,520
Restructuring costs	3,981	1,052	3,981	1,052
Impairment, net of gain on reversal of contingent consideration	19,941	20,618	19,941	92,340
Total Costs and Expenses	86,248	91,462	333,436	286,971

Income (Loss) from Operations	(8,160)	(23,855)	55,295	(66,021)
Financial expense (income), net	982	(203)	2,888	1,939

Income (Loss) before Taxes on Income	(9,142)	(23,652)	52,407	(67,960)
Taxes on income	(1,257)	(6,887)	9,581	697

Net Income (Loss)	$(7,885)	$(16,765)	$42,826	$(68,657)

Net Earnings (Loss) per Share:
Basic	$(0.11)	$(0.23)	$0.63	$(0.96)
Diluted	$(0.13)	$(0.23)	$0.58	$(0.96)

Weighted average number of shares:
Basic	69,160,138	72,685,789	68,213,209	71,300,432
Diluted	73,429,920	72,685,789	70,327,411	71,300,432

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS: UNAUDITED
In thousands

	December 31,	December 31,
	2014	2015
ASSETS

Current Assets:
Cash and cash equivalents	$101,183	$17,519
Short term bank deposit	15,000	42,442
Accounts receivable, net	30,808	66,662
Prepaid expenses and other current assets	9,164	17,945
Total Current Assets	156,155	144,568

Property and equipment, net	12,180	12,714
Goodwill and intangible assets, net	180,982	269,765
Other assets	6,822	15,800

Total Assets	$356,139	$442,847

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Accounts payable	$21,173	$40,389
Accrued expenses and other liabilities	25,517	23,405
Short-term loans and current maturities of long-term and convertible debt	2,300	23,756
Deferred revenues	7,323	7,731
Payment obligation related to acquisitions	8,587	11,893
Total Current Liabilities	64,900	107,174
Long-Term Liabilities:
Long-term debt , net of current maturities	1,950	46,920
Convertible debt, net of current maturities	35,752	28,371
Payment obligation related to acquisitions	5,058	37,231
Other long-term liabilities	2,482	23,314
Total Liabilities	110,142	243,010

Shareholders' Equity:
Ordinary shares	189	206
Additional paid-in capital	203,984	227,258
Treasury shares at cost	(1,002)	(1,002)
Accumulated other comprehensive loss	-	(794)
Retained earnings (accumulated deficit)	42,826	(25,831)
Total Shareholders' Equity	245,997	199,837

Total Liabilities and Shareholders' Equity	$356,139	$442,847

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS: UNAUDITED
In thousands

	Year ended December 31,
	2014	2015
Operating activities:
Net income (loss)	$42,826	$(68,657)
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	21,413	11,972
Impairment of goodwill, intangible assets and capitalized software	19,941	98,904
Restructuring costs related to impairment of property and equipment	632	124
Stock based compensation expense	15,145	7,429
Issuance of ordinary shares related to employees retention	-	63
Acquisition related expenses paid by shareholders	3,060	-
Foreign currency translation loss on inter-company balances with foreign subsidiaries	-	(347)
Accrued interest, net	655	37
Deferred taxes, net	(13,851)	(8,973)
Change in payment obligation related to acquisition	1,780	(5,626)
Fair value revaluation - convertible debt	(2,566)	175
Loss from sale of property and equipment	121	17
Net changes in operating assets and liabilities	(17,114)	(17,549)
Net cash provided by operating activities	$72,042	$17,569
Investing activities:
Purchases of property and equipment	$(10,882)	$(2,029)
Proceeds from sale of property and equipment	58	24
Capitalization of development costs	-	(4,005)
Change in restricted cash, net	(202)	50
Investments in short-term deposits, net	(15,000)	(27,442)
Cash paid in connection with acquisitions, net of cash acquired	19,042	(87,044)
Net cash used in investing activities	$(6,984)	$(120,446)
Financing activities:
Issuance of shares	-	10,020
Exercise of stock options and restricted share units	1,584	13
Contribution by shareholders	585	-
Payment made in connection with acquisition	(2,545)	(1,534)
Proceeds from issuance of convertible debt	37,852	-
Proceeds from short-term loans	-	13,000
Repayment of long-term loans	(2,300)	(2,300)
Net cash provided by financing activities	$35,176	$19,199
Effect of exchange rate changes on cash and cash equivalents	-	14
Net increase (decrease) in cash and cash equivalents	100,234	(83,664)
Cash and cash equivalents at beginning of period	949	101,183
Cash and cash equivalents at end of period	$101,183	$17,519

Supplemental disclosure of non-cash investing and financing activities:
Issuance of shares in connection with acquisitions	171,552	5,579
Contribution by shareholders	1,218	-
Acquisition related expenses paid by shareholders	3,060	-
Purchase of property and equipment on credit	1,205	312
Stock-based compensation that was capitalized as part of the capitalization of development costs	-	187

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS (UNAUDITED)
In thousands (except share and per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2014	2015	2014	2015

GAAP revenues	$78,088	$67,607	$388,731	$220,950
Media buy costs offset from revenues	-	(2,268)	-	(2,268)
Valuation adjustment on acquired deferred product revenue	595	-	5,500	-
Non-GAAP revenues	$78,683	$65,339	$394,231	$218,682

GAAP costs and expenses	$86,248	$91,462	$333,436	$286,971
Acquisition related expenses	(809)	(4,565)	(5,238)	(5,774)
Media buy costs offset from revenues	-	(2,268)	-	(2,268)
Share based compensation	(2,246)	(2,034)	(14,925)	(7,429)
Amortization of acquired intangible assets	(4,969)	(4,545)	(18,739)	(8,879)
Impairment of goodwill, intangible assets and capitalized software	(19,941)	(20,618)	(19,941)	(98,904)
Gain on reversal of contingent consideration	-	-	-	6,564
Settlement of legal claim	-	(550)	-	(550)
Restructuring costs	(3,981)	(1,052)	(3,981)	(1,052)
Non-GAAP costs and expenses	$54,302	$55,830	$270,612	$168,679

GAAP net income (loss)	$(7,885)	$(16,765)	$42,826	$(68,657)
Valuation adjustment on acquired deferred product revenues	595	-	5,500	-
Acquisition related expenses	809	4,565	5,238	5,774
Share based compensation	2,246	2,034	14,925	7,429
Amortization of acquired intangible assets	4,969	4,545	18,739	8,879
Impairment of goodwill, intangible assets and capitalized software	19,941	20,618	19,941	98,904
Gain on reversal of contingent consideration	-	-	-	(6,564)
Fair value revaluation of convertible debt and related derivative	(2,200)	(732)	(2,784)	(430)
Settlement of legal claim	-	550	-	550
Restructuring costs	3,981	1,052	3,981	1,052
Non-recurring tax benefit	-	(7,053)	(2,320)	(7,053)
Accretion of payment obligation related to acquisition	615	132	1,067	489
Taxes related to amortization and impairment of acquired intangible assets	(3,121)	(1,581)	(5,524)	(2,423)
Non-GAAP net income	$19,950	$7,365	$101,589	$37,950

Non-GAAP net income	$19,950	$7,365	$101,589	$37,950
Tax expense	1,864	1,747	17,425	10,173
Financial expense, net	2,567	397	4,605	1,880
Depreciation	803	909	2,674	3,093
Adjusted EBITDA	$25,184	$10,418	$126,293	$53,096

Non-GAAP diluted earnings per share	$0.27	$0.10	$1.44	$0.50

Shares used in computing non-GAAP diluted earnings per share	73,740,790	72,903,613	70,327,411	75,757,287